Prudential Investment Portfolios, Inc. 15

Gateway Center Three

100 Mulberry Street

Newark, New Jersey 07102

October 27, 2014

VIA EDGAR SUBMISSION

Mr. Keith Gregory

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Prudential Investment Portfolios, Inc. 15: Form N-1A

Post-Effective Amendment No. 61 to the Registration

Statement under the Securities Act of 1933;

Amendment No. 60 to the Registration Statement under

the Investment Company Act of 1940

Securities Act Registration No. 002-63394

Investment Company Act No. 811-02896

Dear Mr. Gregory:

We filed through EDGAR on August 15, 2014 on behalf of the Prudential Investment Portfolios, Inc. 15 (the “Registrant”) Post-Effective Amendment No. 61 to its Registration Statement under the Securities Act of 1933 Act (the “1933 Act”) and Amendment No. 60 to its Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”). The Amendment was filed under Rule 485(a)(1) under the 1933 Act solely for the purpose of adding a new class of shares to the Prudential Short Duration High Yield Income Fund, a series of the Registrant. The new class of shares is known as Class Q.

This letter is intended to respond to the Commission Staff’s comments that you conveyed by telephone on September 11, 2014, with respect to the Amendment. For your convenience, a summary of your comments are included herein and the responses are keyed accordingly, as set forth below. Capitalized terms used herein, and not otherwise defined, have the respective meanings assigned in the Amendment.

GENERAL

1.	Comment: Please respond to these comments in a writing filed on EDGAR, include the appropriate responses in such writing and conform the disclosure throughout the registration statement to reflect revisions made in response to comments on specific sections of the registration statement.

Response: The Registrant will respond to the comments in a writing that is filed on EDGAR, and will include the appropriate responses in such writing. The disclosure in the Registrant’s registration statement has been revised to reflect revisions made in response to comments as applicable.

2.	Comment: Please confirm that all information has been completed and/or updated in the Prospectus, Statement of Additional Information, and Part C.

Response: The Registrant confirms that all information in the Prospectus, Statement of Additional Information and Part C is current and complete.

3.	Comment: Please update the Edgar series and class identifiers to reflect the addition of Class Q.

Response: The Registrant confirms that all series and class identifiers have been updated to reflect the addition of Class Q.

4.	Comment: Please consider removing the list of various Prudential affiliates on the cover page of the Prospectus.

Response: The Registrant has considered the Staff’s comment noted above. The Registrant respectfully submits that no additional revisions are necessary or required.

EXEMPTIVE RELIEF

5.	Comment: Please update the Staff on the status of the Registrant’s application to amend its existing Multi Manager Order (See previous amendment – In the Matter of Advanced Series Trust et al. 40 APP/A (February 21, 2014)).

Response: The Registrant along with the other parties filed an amendment to the application on October 3, 2014. We are working diligently with the Staff on this matter and expect that the notice on the application will be issues shortly.

6.	Comment: The registration for the Fund goes effective automatically on October 14, 2014. Please inform the Staff of the effect on the Fund if an order on the Registrant’s pending application to amend its existing multi-manager order has not been granted by the Commission by the time the Registration Statement for the Fund goes automatically effective.

Response: The Registrant confirms that the pending application to amend its existing multi-manager order does not have an effect on this Fund.

PROSPECTUS – FUND FEES AND EXPENSES

7.	Comment: In the narrative portion under “Fund Fees and Expenses”, if accurate, please replace “eligible group of investors” with “eligible group of related investors.” Such phrase is used on page 26 of the prospectus in connection with Rights of Accumulation and Letters of Intent.

Response: The Registrant confirms that it has reviewed the disclosure and has made necessary modifications.

8.	Comment: In the Maximum deferred sales charge line item of the Shareholder Fees Table, please explain what is meant by “sales proceeds.” Please confirm if “sales proceeds” means “net asset value at redemption.” Please make changes throughout the prospectus, where appropriate.

Response: The term “sales proceeds” refers to net asset value at redemption. The Registrant confirms that it has reviewed the disclosure and made necessary modifications.

PROSPECTUS – FEE WAIVER AGREEMENT/TIME PERIOD

9.	Comment: In the Annual Fund Operating Expenses table on page 3, please delete Footnote 1 because the fee waiver agreement will not extend for more than one year from the effective date of the registration statement. Accordingly, please also delete the line items in the fee table that read “Fee waiver or expense reimbursement,” “Net Annual Fund Operating” and the parenthetical in the example narrative. In the alternative, if the fee waiver agreement will extend for no less than one year from the effective date of the registration statement, please make the following revisions: (i) please replace the last line item in the Annual Fund Operating Expenses table to state “Total annual Fund operating expenses after Fee Waiver and/or Expense Reimbursement.” (ii) please move footnote 1 directly below the Annual Fund Operating Expenses table.

Response: The Registrant confirms that the fee waiver agreement has been extended for no less than one year from the effective date of the registration statement. The Registrant confirms that it has reviewed the disclosure and made the necessary modifications.

PROSPECTUS – INVESTMENTS, RISKS AND PERFORMANCE

General Comments: Plain English and Disclosure Guidance

10.	Comment: Please review the Prospectus disclosure in light of the “plain English” requirements under Rule 421(d) of the Securities Act of 1933 and recent IM Staff Guidance, particularly in the summary section of the Prospectus. See generally Guidance regarding Mutual Fund Enhanced Disclosure and IM Guidance update 2014/08 June 2014.

Response: The Registrant confirms that it has reviewed the disclosure and made necessary modifications.

11.	Comment: Please review the sections of the Prospectus referencing “How the Fund Invests” and “Other Investments and Strategies” to ensure that principal and non-principal strategies are clearly identified. The Staff notes that certain principal and/or non-principal strategies or risks are disclosed in multiple places. In addition, please consider including a caption that clearly indicates the discussion of non-principal strategies and risks, where appropriate.

Response: The Registrant confirms that it has reviewed the disclosure and revised it as necessary.

Fund Specific Comments:

12.	Comment: Under the Principal and Non-Principal Investment Strategies Tables on pages 13 to 17 of the Prospectus, tables are presented that outline the Fund’s key risks and potential rewards related to principal and non-principal strategies. The Staff notes that the current disclosure may confuse investors because principal and non-principal risks are presented together. For example, loan participations and assignments and derivative strategies are presented as a non-principal strategy. In addition, such information duplicates information that has been or should be presented in the Item 4 or Item 9 disclosure. Please consider revising or deleting this section.

Response: The Principal and Non-Principal Investment Strategies charts are a part of Item 9 disclosure. The Registrant respectfully submits that the charts distinguish between “Principal Investment Strategies” and “Non-Principal Investment Strategies.” The Registrant believes that by using the charts, the principal and non-principal risks are presented in a concise manner by providing the information in a summary format. The Registrant believes that these charts are helpful to investors.

13.	Comment: On page 4 of the Prospectus, the Fund includes an 80% test relating to investments in high yield fixed income instruments. The Fund includes floating or variable rate instruments in its definition of fixed income. The Staff has taken the position that investments in bonds such as floating or variable rate instruments do not count as “fixed income” for the purposes of the 80% test of Rule 35(d)(1). Accordingly, please revise your definition of fixed income for the purpose of the 80% test.

Response: The Registrant respectfully submits that no changes to the 80% test are necessary. The Registrant believes that the term “fixed income instrument” is commonly understood by investors, as evidenced by its frequent usage by other registrants, to indicate debt and income-producing instruments of any kind, including instruments with variable and floating rates of interest.

14.	Comment: On pages 4 and 5 of the Prospectus, in the Principal Strategies section, please revise the disclosure to indicate that high yield securities are “commonly referred to as junk bonds.” Please make a conforming change in the text of the junk bonds risk factor. We note that such disclosure appears in the last paragraph on page 8 of the Prospectus.

Response: The Registrant confirms that it has reviewed the disclosure and revised it as necessary.

15.	Comment: On page 4, please clarify whether the Fund may invest in securities in default or distressed securities. If appropriate, please revise the Junk Bonds risk factor to reflect the additional risks of investing in such securities.

Response: With respect to default and distressed securities, the Fund may make such investments from time to time. Such investments, however, are not a principal strategy of the Fund. Thus, the Registrant respectfully submits that no additional revisions are necessary.

16.	Comment: If the Fund will have significant holdings in European markets, please consider including risk disclosure relating to the volatility and adverse economic trends existing in the European financial markets including any potential effect on the Fund and its investments in foreign securities.

Response: The Fund currently does not expect to have significant holdings in European markets. Thus the Registrant believes that no additional revisions are necessary.

17.	Comment: On page 5, the Increase in Expense risk disclosure states that active and frequent trading of fund securities can increase expenses. If the Fund’s portfolio turnover rate is expected to exceed 100%, please include a brief discussion of active and frequent trading in the summary section. Please also include the disclosure with respect to active and frequent trading required by Instruction 6 to Item 9(b)(1) of Form N-1A.

Response: The Fund’s portfolio turnover rate is not expected to exceed 100%. As a result, the Registrant does not believe that additional revisions are necessary.

18.	Comment: On page 4, the disclosure indicates that the Fund will invest in derivatives with similar economic characteristics to those securities included in its 80% basket as part of its principal investment strategies. Please specify the types of derivative securities (e.g. total return or credit default swaps) and related transaction that will be used by the Fund to achieve this objective including appropriate risk disclosure (e.g. volatility, non-correlation, and loss greater than investment).

Response: While the Fund is permitted to utilize derivative instruments, such as credit default swaps and treasury futures, the Fund does not intend to utilize these derivative instruments as a principal strategy of the Fund. Thus, the Registrant respectfully submits that no additional revisions are necessary.

19.	Comment: Please supplementally explain to the staff how the Fund will value derivatives with economic characteristics similar to securities included in its 80% policy. We note that Rule 35(d)(1) is based upon a Fund’s assets, not its exposure. And in the Staff’s view, the notional value of such derivatives should not be the basis for valuing derivatives included in the Fund’s 80% policy.

Response: The Fund may use derivative instruments for hedging purposes or to gain exposure to a particular market sector. For purposes of determining compliance with the Fund’s policy adopted in accordance with Rule 35d-1, the Fund may measure a position in a derivative instrument by reference to its gross market value or notional value, depending on the exposure provided by the investment in the derivative instrument. For example, where a derivative instrument is used to create synthetic exposure to high yield instruments, the Fund may use gross notional value in order to capture the Fund’s synthetic exposure for purposes of compliance with Rule 35d-1.

20.	Comment: On page 6 of the Fund’s Prospectus under Past Performance, please consider replacing “for the indicated share class” with “for the Class A share class.”

Response: The Registrant confirms that it has reviewed the disclosure and made the necessary modification.

21.	Comment: Footnote 1 to the bar chart indicates that annual total returns for Class A shares would be lower than those shown in the table if sales charges were included. Please revise the disclosure to also reference distribution and service fees (12b-1 fees) applicable to Class A shares and move the disclosure to the paragraph adjacent to the caption “Fund’s Past Performance” on page 6. In addition, please update the Class A share year to date performance to reflect the first 3 quarters of 2014. We note that the Fund does not automatically effective until the last calendar quarter.

Response: The Registrant confirms that the reference pertaining to distribution and service fees (12b-1 fees) applicable to Class A shares is included. In addition, the Class A share year-to-date performance has also been updated and included.

22.	Comment: Please review and provide consistent information regarding the biographical information Robert Cignarella to clarify the history for the past 5 years.

Response: The Registrant confirms that it has reviewed the disclosure and revised it as necessary.

23.	Comment: On page 34 under “How to Sell your Shares”, the disclosure indicates one situation where a redemption request might not be in “good order.” Please consider adding a definition of “good order” with respect to purchases and redemptions of fund shares. Please also consider clarifying the meaning of “receipt” with respect to the transfer agent.

Response: The Registrant has considered the Staff’s comments to the disclosure noted above. The Registrant respectfully submits that no additional revisions are necessary or required.

STATEMENT OF ADDITIONAL INFORMATION

24.	Comment: In the third paragraph on page 3, the disclosure indicates that the Fund may invest in certain types of investments and strategies that are not listed in the SAI. Please supplementally explain the meaning of the statement. The Staff notes that the SAI is used to disclose non-principal fund strategies and risks.

Response: The Registrant is not aware of any investments that are not included in the SAI. This disclosure is intended to capture strategies the Fund may include in the future.

25.	Comment: In the Investment Restrictions section – Restriction No. 2, please supplementally explain to the Staff how the Fund’s obligations to Directors pursuant to deferred compensation arrangements are not deemed to be a pledge of assets or a senior security pursuant to the 1940 Act.

Response: The Fund, along with the other Prudential funds, offers deferred compensation arrangements to its Directors pursuant to an exemptive order granted by the SEC in 1992 (Prudential-Bache Incomevertible Plus Fund, Inc., et al., Inv. Co. Act Rel. Nos. 18620 (March 20, 1992 (notice) and 18655 (April 15, 1992) (order). The order grants relief from, inter alia, Sections 13(a)(2), 18(a), 18(c) and 18(f)(1) of the 1940 Act.

26.	Comment: In the Investment Restrictions section – Restriction No. 6, please note that a Fund should consider the concentration of affiliated and unaffiliated underlying funds when determining whether the Fund is in compliance with its own concentration policy.

Response: After reviewing and considering the Staff’s comment, the Registrant respectfully submits no additional changes are needed.

27.	Comment: In the Investment Restrictions section, Fundamental Investment Restriction No. 2, 3, 4, and 7 each indicate that the Fund has reserved freedom of action with respect to the purchase or sale, exercise of rights or engagement in certain transactions with respect to various securities or instruments, as the case may be. Please state the maximum percentage of assets, if any, to be devoted to these types of transactions. In the alternative, please consider including a proviso that such reservation of rights are in accordance with the Fund’s objectives and strategies.

Response: The Investment Restrictions section of the SAI already contains disclosure explaining the maximum percentages applicable to the Fund’s Fundamental Investment Restrictions 2 and 7 (as well as Fundamental Investment Restriction No. 1). The Registrant respectfully submits that the addition of disclosure explaining the percentages applicable to Fundamental Investment Restrictions Nos. 3 and 4 is not necessary. The prospectus already discloses that the Fund may invest in derivatives (Fundamental Investment Restriction No. 4) up to 25% of its net assets. With respect to investments in real estate (Investment Restriction No. 3), the restriction states that the Fund may not buy or sell real estate, except that it may invest in securities of issuers that invest in real estate and investments in mortgage-backed securities, mortgage participations or other instruments supported or secured by interests in real estate. The 1940 Act does not impose a percentage limit on investments in such securities or instruments. After reviewing and considering the Staff’s comment, the Registrant respectfully submits no additional changes are needed.

28.	Comment: Please describe the method of allocation and payment of the management fees for each share class of the Fund per Instruction 4 to Item 19(a)(3).

Response: After reviewing and considering the Staff’s comment, the Registrant respectfully submits no additional changes are needed.

29.	Comment: Please provide the information required by Item 20 with respect to the Portfolio Managers of PI.

Response: The Fund is managed by the portfolio managers affiliated with the subadviser referenced in the table. The Fund does not have PI portfolio managers.

30.	Comment: The disclosure indicates that the Portfolio Managers of the Prudential Fixed Income Unit of PIM may receive annual performance based compensation. Please identify any benchmark to which such performance based compensation is linked and the length of the period over which such measure of performance is measured.

Response: The Registrant is working with PIM on changes to this disclosure in response to this comment and any changes will be reflected in a future filing.

31.	Comment: Please revise the disclosure to present the amount of underwriting commissions retained by Prudential Investment Management Services LLC for each of the Fund’s last three fiscal years.

Response: The Registrant has reviewed the disclosure and has made the necessary modifications.

32.	Comment: The SAI references the “Prudential Short Term Corporate Bond Fund, Inc.” in several places. The SAI relates only to the Prudential High Yield Fund and the Prudential Short Duration High Yield Income Fund. Please explain references to Prudential Short Term Corporate Bond Fund, Inc. or delete the disclosure.

Response: The Registrant has reviewed the disclosure. Currently, the SAI format for this particular section is shared among various funds in the Fund Complex. Many of our disclosures are commonly shared within the Fund Complex. Therefore, we made clarifications as to why certain information is only applicable to Prudential Short Term Corporate Bond Fund, Inc.

33.	Comment: On Page 71, the disclosure states that the Code of Ethics has been adopted by the Manager, the Subadviser and the Distributor. Please clarify whether such Codes of Ethics have been adopted under Rule 17j-1 under the 1940 Act. If not, please supplementally explain why such codes were not adopted under Rule 17j-1.

Response: The Registrant confirms that the Codes of Ethics have been adopted under Rule 17j-1 under the 1940 Act.

In connection with the Commission Staff’s review of the Amendment, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff: (a) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (b) Commission Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and (c) the Registrant may not assert Commission Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the foregoing, or if I can be of any further assistance in facilitating the Staff’s review, please contact me at (973) 367-7659. Thank you for your assistance in this matter.

Sincerely yours,

/s/ Melissa Gonzalez

Melissa Gonzalez

Director, Corporate Counsel